Exhibit 4.3

AMENDMENT NO. 2 TO SHARE AND ASSET PURCHASE AGREEMENT

This Second Amendment to Share and Asset Purchase Agreement, dated as of January 9, 2014 (this “Second Amendment”), is entered into by and among Novartis Vaccines and Diagnostics, Inc., a Delaware corporation (“Seller”), Novartis Corporation, a New York corporation, as guarantor, G-C Diagnostics Corp., a Delaware corporation (“Buyer”), and Grifols, S.A. a company (sociedad anónima) organized under the Laws of Spain, as guarantor.

RECITALS

WHEREAS, the parties hereto are parties to that certain Share and Asset Purchase Agreement dated as of November 10, 2013 (as amended by the First Amendment to Share and Asset Purchase Agreement, dated as of December 27, 2013, the “Original Agreement”), and wish to amend and modify certain terms of the Original Agreement as specified in this Second Amendment; and

WHEREAS, Section 10.10 of the Original Agreement requires that any amendment or modification to the Original Agreement be in writing signed by Buyer and Seller;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used but not otherwise defined in this Second Amendment shall have the meanings set forth in the Original Agreement.

ARTICLE II
ASSET REGISTER

Article VI of the Original Agreement is hereby amended by adding the following as a new Section 6.30:

“Section 6.30    Asset Register.  Following the Closing Date, Seller shall, and shall cause its Affiliates to, produce, and shall use commercially reasonable efforts to deliver to Buyer on or before February 15, 2014, a register of all assets and liabilities transferred to Buyer at the Closing that are of the type reflected on the Interim Statement of Net Assets (other than any such assets or liabilities reflected or to be reflected in the Aggregate Net Trade Working Capital Amount), and the book value of each such asset or liability as of December 31, 2013, in accordance with the Novartis accounting system.  Buyer shall reasonably cooperate with Seller including by granting Seller access to the relevant Books and Records of Buyer and the reasonable support and assistance of the relevant personnel of Buyer in order to facilitate the preparation of such list on or before February 15, 2014.  Such list shall be in the format and shall reflect the level of detail reasonably requested by Buyer and shall specify the country or other applicable jurisdiction of the owner of each such asset and liability; provided, however, that such format and level of detail exists and can be generated by Seller’s accounting system as currently constituted.”

ARTICLE III
CONTRACTS WITH THE TRANSFERRED SUBSIDIARY

1.              Article I of the Original Agreement is hereby amended by adding the following definitions in the appropriate alphabetic positions:

““NPKK” has the meaning set forth in Section 6.29.”

““Japanese Red Cross Agreement” has the meaning set forth in Section 6.29.”

““Japanese Supply Agreement” has the meaning set forth in Section 6.29.”

2.              Article VI of the Original Agreement is hereby amended by adding the following as a new Section 6.29:

3.              “Buyer acknowledges that Novartis Pharma KK, an Affiliate of Seller organized under the laws of Japan (“NPKK”), is in discussions in relation to (i) an agreement with the Japanese Red Cross (the “Japanese Red Cross Agreement”) pursuant to a tender offer submitted by NPKK to the Japanese Red Cross in October 2013 and (ii) an arm’s length supply agreement with the Transferred Subsidiary related thereto that will provide for a profit margin to NPKK of [*]% of the customer price (the “Japanese Supply Agreement”).  Notwithstanding anything to the contrary in this Agreement, (a) NPKK shall use commercially reasonable efforts to enter into the Japanese Red Cross Agreement so long as the Transferred Subsidiary is willing to enter into the Japanese Supply Agreement, and (b) NPKK shall not be restricted from entering into the Japanese Red Cross Agreement so long as NPKK also enters into the Japanese Supply Agreement.”

4.              Notwithstanding anything to the contrary in Section 6.28(d) of the Original Agreement, Seller and Buyer hereby agree that Seller shall not be obligated to terminate, or to cause its Affiliates to terminate, the Contracts listed on Schedule 1 hereto.

ARTICLE IV
BOOKS AND RECORDS

1.              Notwithstanding anything to the contrary in Section 3.02(a)(viii)(D) of the Original Agreement or in any other Transaction Document, Seller and Buyer hereby agree that the obligation to deliver the statutory books of the Transferred Subsidiary, Organizational Documents and the common seal (if any) of the Transferred Subsidiary shall be satisfied by such documents being held by in Hong Kong by Tricor Services Limited on the Closing Date.

2.              Section 6.10(c) of the Original Agreement is hereby deleted in its entirety.

ARTICLE V
CLOSING PAYMENT

1.              Seller and Buyer hereby acknowledge that estimated payments will be made in advance of the Closing pursuant to the Flow of Funds Memorandum exchanged between the parties with respect to:  (a) the Estimated Aggregate Net Trade Working Capital Adjustment Amount; (b) Estimated Transferred Subsidiary Cash Adjustment Amount; (c) estimated Real Property prorations; (d) Italian registration taxes (if any); (e) Owned Real Property Transfer Taxes, recording fees and title premium; and (f)

California sales tax .  In the event the actual amounts payable pursuant to the terms of the Original Agreement differ from such estimated payments made, the parties shall cause appropriate adjustments (either repayments or additional payments, as applicable) to be made.

2.              Article I of the Original Agreement is hereby amended by adding the following definitions in the appropriate alphabetic positions:

““Estimated Transferred Subsidiary Cash Adjustment Amount” has the meaning set forth in Section 2.07(g)(i).”

““Transferred Subsidiary Cash Adjustment Amount” means the Transferred Subsidiary Cash Amount as of the close of business on the Closing Date minus four million dollars ($4,000,000).”

““Transferred Subsidiary Cash Amount” means the amount of cash at the Transferred Subsidiary as of the close of business on the Closing Date.  If such cash is in Hong Kong dollars or any currency other than US dollars, it shall be converted to US dollars for calculation purposes based on the currency exchange rates published in The Wall Street Journal on the applicable date of determination.  If the applicable currency exchange rate is not published on such date, such cash shall be converted to US dollars for calculation purposes based on the most recent such rates previously published in The Wall Street Journal.”

3.              Seller and Buyer hereby agree that increasing or decreasing, as applicable, the amount payable at Closing by Buyer (or an Affiliate designated by Buyer) to Seller (or either on behalf of itself or as agent for another Seller Company) by the Estimated Transferred Subsidiary Cash Adjustment Amount shall satisfy the last two sentences of Section 2.07(a) of the Original Agreement (subject to subsequent adjustment pursuant to Section 2.07(g) of the Original Agreement as amended by this Second Amendment).

4.              Section 2.07 of the Original Agreement is hereby amended by adding the following as a new Section 2.07(g):

“(g)                            Transferred Subsidiary Cash Adjustment

(i)                                     Estimated Transferred Subsidiary Cash Adjustment Amount.  Prior to the Closing, Seller will deliver to Buyer a statement setting forth Seller’s good faith estimate of the Transferred Subsidiary Cash Adjustment Amount as of the Closing Date (the “Estimated Transferred Subsidiary Cash Adjustment Amount”).  If the Estimated Transferred Subsidiary Cash Adjustment Amount is a positive number, the amount payable at Closing pursuant to Section 2.07(a) will be increased by an amount equal to such Estimated Transferred Subsidiary Cash Adjustment Amount.  If the Estimated Transferred Subsidiary Cash Adjustment Amount is a negative number, the amount payable at Closing pursuant to Section 2.07(a) will be decreased by an amount equal to the absolute value of such Estimated Transferred Subsidiary Cash Adjustment Amount.

(ii)                                  Transferred Subsidiary Cash Adjustment Amount.  Within ten (10) Business Days after the Closing Date, Buyer shall deliver to Seller a statement setting forth the Transferred Subsidiary Cash Adjustment Amount, which shall include supporting documentation and any additional information reasonably requested by Seller.  If the Estimated Transferred Subsidiary Cash Adjustment Amount minus the Transferred Subsidiary Cash Adjustment Amount is a positive number, then an amount equal to such excess shall be paid, within five Business Days, by Seller to Buyer (or its Affiliates, as applicable) by wire transfer of immediately available funds to such account as is directed by Buyer.  If the Estimated Transferred Subsidiary Cash Adjustment Amount minus the Transferred Subsidiary Cash Adjustment Amount is a negative number, then an amount equal to the absolute value of such deficit shall be paid, within five Business Days, by Buyer to Seller by wire transfer of immediately available funds to such account as is directed by Seller (or its Affiliates, as applicable).”

5.              Section 2.07(d) of the Original Agreement is hereby amended by deleting the reference to “Estimated Aggregate Working Capital Adjustment Amount” and replacing it with a reference to “Estimated Aggregate Net Trade Working Capital Adjustment Amount”.

ARTICLE VI
WAIVER AND RELEASE

Section 6.23 of the Original Agreement is hereby amended and restated as follows:

“Section 6.23    Waiver and Release.  Buyer undertakes to Seller and its Affiliates to use commercially reasonable efforts to procure the release of Seller and its Affiliates from those bank guarantees, reimbursement obligations guarantees, indemnities, comfort letters or other arrangements given by Seller or by any of its Affiliates in respect of the Business (which, to the Knowledge of Seller are primarily bank guarantees and related reimbursement obligations required in connection with contract tenders under applicable procurement procedures).  Buyer shall, at its expense, use commercially reasonable efforts to procure such releases as soon as practicable after the Closing, and Seller shall give reasonable assistance to Buyer (at Buyer’s request) to obtain such releases.  Subject to the limitations and procedures set forth in Article VIII, Buyer shall indemnify Seller and each of its Affiliates from all claims, liabilities, costs and expenses arising in respect or by reason of any of them to the extent arising after Closing including if any such release cannot be obtained.  For the avoidance of doubt, all claims, liabilities, costs and expenses relating to such guarantees, indemnities, comfort letters or other arrangements arising in respect of or by reason of any conditions existing or acts or omissions occurring prior to the Closing remain the responsibility of Seller.”

ARTICLE VII
LOCAL TRANSFER AGREEMENTS

Section 6.25 of the Original Agreement is hereby amended by deleting the last three sentences of that Section and replacing those sentences with the following:

“Each Local Transfer Agreement shall be subject to and governed by the terms and conditions of this Agreement, mutatis mutandis, in all respects (including with respect to Liabilities, Purchased Assets, the Transferred Subsidiary Shares, Excluded Assets, Excluded Liabilities and Article VIII).  In the event of any conflict or inconsistency between the terms of this Agreement and any Local Transfer Agreement, the terms of this Agreement shall control.  For avoidance of doubt, with respect to each Local Transfer Agreement, the Consideration (as defined in such

Local Transfer Agreement) for the Purchased Assets thereunder is included in and shall be payable as a part of (and not in addition to) the Purchase Price hereunder.”

ARTICLE VIII
RELATIONSHIP TO ORIGINAL AGREEMENT

Except as hereby amended and modified, all provisions of the Original Agreement shall remain in full force and effect, and, as hereby amended and modified, are ratified and reaffirmed.  This Second Amendment shall be subject to the applicable terms and conditions of, and construed with and as an integral part of, the Original Agreement.  From and after the date of this Second Amendment, all references in the Original Agreement to “this Agreement” shall be deemed to be references to the Original Agreement as amended and modified hereby.

ARTICLE IX
COUNTERPARTS

This Second Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Second Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Second Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOVARTIS VACCINES AND DIAGNOSTICS, INC.

By:	/s/ Kimberly Parker
Name:	Kimberly Parker
Title:	Asst. Secretary

G-C DIAGNOSTICS CORP.

By:	/s/ Victor Grifols Roura
Name:	Victor Grifols Roura
Title:	President

NOVARTIS CORPORATION

By	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	As Attorney

GRIFOLS, S.A.

By	/s/ Victor Grifols Roura
Name:	Victor Grifols Roura
Title:	President and CEO

[Signature Page to Amendment No. 2 to Share and Asset Purchase Agreement]